March 16, 2006

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0306

Attention:	Kevin Kurhar, Staff Accountant, Division of Corporation Finance Martin James Senior Assistant Chief Accountant Angela Crane, Branch Chief

Re:	Maxim Integrated Products, Inc. Form 10-Q for the second fiscal quarter ended December 25, 2005 Form 8-K dated January 25, 2006 File No. 000-16538

Dear Sirs:

Maxim Integrated Products, Inc. (the “Company”) is responding electronically to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 13, 2006 addressed to Carl W. Jasper in connection with the Company’s Form 10-Q for the second fiscal quarter ended December 25, 2005 (the “Form 10-Q”) and its Form 8-K dated January 25, 2006 (the “Form 8-K”). For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. In addition, attached hereto as Exhibit A is a marked version of the proposed changes to the Company’s Form 10-Q that reflect the changes discussed in this letter. The Company intends to file an amended Form 10-Q incorporating such changes once the Staff indicates that it has no further comments.

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Company’s Form 10-Q and Form 8-K.

Form 10-Q for the for the fiscal quarter ended December 25, 2005

Consolidated Statements of Income, page 4

1.	Please revise the statement to remove the “total stock-based compensation” caption from the table included as a footnote on the face of your statements of income. Otherwise, as indicated in SAB Topic 14-F, please revise the statement to present the related stock-based compensation charges in a parenthetical note to the appropriate income statement line items. That guidance also indicates that you may present the information in the notes to the financial statements or within MD&A.

Securities and Exchange Commission

March 16, 2006

In response to the Staff’s comment, the Company has revised the Condensed Consolidated Statements of Income to remove the “total stock-based compensation” caption from the table included as a footnote on the Condensed Consolidated Statements of Income.

Item 2. Management’s Discussion and Analysis, page 13.

Results of Operations – Stock based Compensation, page 17.

2.	Please amend the filing to remove the pro forma statements of income and balance sheets as these presentations would not meet any of the conditions outlined in Rule 11-01(a) of Regulation S-X requiring pro forma financial information. Further, the removal of the effects of accounting for share-based payment arrangements in accordance with Statement 123R would not meet any of the conditions in Rule 11-02(b)(6) of Regulation S-X to be reflected as a pro forma adjustment in circumstances where pro forma financial information is required under Rule 11-01(a) of Regulation S-X for other transactions such as recent or probable business combinations. In addition, Item 10(e) of Regulation S-X prohibits presenting non-GAAP financial measures on the face of any pro forma financial information required to be disclosed by Article 11 of Regulation S-X. Further, a company may not present non-GAAP financial measures on the face of the company’s financial statements prepared in accordance with GAAP or in the accompanying notes. Refer to Question 4 of SAB Topic 14-G.

In response to the Staff’s comment, the Company has removed the tables titled “Reconciliation of GAAP to Pro Forma Consolidated Statements of Income” and “Reconciliation of GAAP to Pro Forma Consolidated Balance Sheets” from the Management’s Discussion and Analysis section of the 10-Q. As noted in the Company’s response to the Staff’s comment 3, the Company has included a marked version of the Management’s Discussion and Analysis section of the 10-Q, which includes this deletion.

3.	In addition, we note that you refer to your non-GAAP information as “pro forma” results. The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. Please revise your presentation to omit the pro forma terminology when referring to your non-GAAP information. Please also apply this guidance to your Form 8-K filed January 25, 2006.

In response to the Staff’s comment, the Company has removed all references to the term “pro forma” and changed them to “non-GAAP” in the Form 10-Q. To facilitate the Staff’s review, the Company has included a marked version of the entire Management’s Discussion and Analysis section of the 10-Q on attached Exhibit A reflecting this change.

Securities and Exchange Commission

March 16, 2006

The Company will also apply this guidance to its future Form 8-K’s announcing financial results. The Company’s proposed disclosure for its future Form 8-K’s announcing financial results for a completed period, utilizing the information in the Form 8-K, is set forth on Exhibit B.

4.	We note that throughout your MD&A, you have consistently identified and discussed the pro forma non-GAAP measures before addressing the changes in the GAAP measures. In addition we note the discussion in the last paragraph of page 19 of your Form 10-Q for the period ended September 24, 2005, and the specific reference to a certain web site, which appears to lead the investor to place greater reliance on the non-GAAP measures. Item 10(e)(1)(i) of Regulation S-K requires that whenever one or more non-GAAP financial measures are provided the registrant must include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP). Please revise your discussions to fully comply with the requirements of Item 10.

In response to the Staff’s comment, the Company has changed the order of the text in the Management’s Discussion and Analysis section of the Form 10-Q to discuss GAAP measures before non-GAAP measures. As noted in the Company’s response to the Staff’s comment 3, the Company has included a marked version of the entire Management’s Discussion and Analysis section of the 10-Q on attached Exhibit A reflecting this revision.

Reconciliation of Free Cash Flow to Net Income, page 26.

5.	We note the discussion of a non-GAAP measure of operating cash flow, “free cash flow.” Please amend the filings to include the substantive disclosure outlined in Questions 8 and 13 of the Frequently Asked Questions Regarding the Use of Non-GAAP Measures dated June 13, 2003. Please revise your disclosure to explain in greater detail:

•	the substantive reasons why management believes the non-GAAP measure provides useful information to investors;

•	the specific manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	the economic substance behind management’s decision to use the measure; and

•	the material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, including the manner in which management compensates for these limitations when using the non-GAAP measure.

In response to the Staff’s comment, the Company has revised its disclosure to address the substantive items outlined in Questions 8 and 13 of the Frequently Asked Questions Regarding the

Securities and Exchange Commission

March 16, 2006

Use of Non-GAAP Measures dated June 13, 2003. To facilitate the Staff’s review, the Company has included a marked version of the entire Management’s Discussion and Analysis section of the 10-Q, including the Free Cash Flow section, on attached Exhibit A.

Form 8-K dated January 25, 2006

6.	We note that you present your non-GAAP measures and reconciliation in the form of pro forma statements of income and balance sheets. These formats may be confusing to investors as they also reflect several non-GAAP measures, including pro forma cost of goods sold, pro forma gross margin, pro forma operating income, pro forma income before provisions for income taxes, pro forma provision for income taxes, pro forma basic earnings per share, and pro forma balance sheet items, which have not been described to investors. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors.

•	To eliminate investor confusion, please remove the pro forma statements of income and pro forma balance sheets from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations.

•	Please note that in the event that your Form 8-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.

In response to the Staff’s comment, the Company intends to include separate Consolidated Balance Sheets and Consolidated Statements of Income prepared in accordance with GAAP in future Form 8-K’s announcing its financial results. Following the presentation of the GAAP Consolidated Balance Sheets and Consolidated Statements of Income, the Company intends to include separate statements reconciling GAAP to non-GAAP Consolidated Balance Sheets and Consolidated Statements of Income, together with a description why management believes the non-GAAP measures provide useful information to investors, the manner in which management uses the non-GAAP measures to conduct or evaluate the business, the economic substance behind management’s decision to use the non-GAAP measures and the material limitations associated with the use of the non-GAAP measure. The Company’s proposed disclosure for future Form 8-K’s utilizing the information in the Form 8-K is set forth on attached Exhibit B. The Company believes that it proposed disclosure enhances the understanding of its financial results instead of causing investor confusion.

Securities and Exchange Commission

March 16, 2006

7.	We note that throughout your press release, you have consistently identified and discussed the pro forma non-GAAP measures before addressing the changes in the GAAP measures. Item 10(e)(1)(i) of Regulation S-K requires that whenever one or more non-GAAP financial measures are provided the registrant must include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with generally Accepted Accounting Principles (GAAP). Please revise your discussions in all future filings to fully comply with the requirements of Item 10.

In response to the Staff’s comment, the Company will change the order of the text in future Form 8-K’s announcing financial results to discuss GAAP measures before discussing of non-GAAP measures. As noted in the Company’s response to the Staff’s comment 3, the Company’s proposed disclosure for its future Form 8-K’s announcing financial results, utilizing the information in the Form 8-K, is set forth on Exhibit B.

In response to the Staff’s specific request, the Company also acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the several comments of the Staff. Please direct any questions or comments regarding this filing to the undersigned at (408) 470-5606 or to Carl W. Jasper, the Company’s Chief Financial Officer and Vice President, at (408) 737-7600.

Very truly yours,

/s/ Mark Casper
Mark Casper,
Associate General Counsel

cc	John F. Gifford, President, Chief Executive Officer and Chairman

Carl Jasper, Chief Financial Officer

Members of the Board of Directors

Tim de Kay, Deloitte & Touche LLP

Matthew Sonsini, Esq.

EXHIBIT A

Proposed Amendments to Form 10-Q

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-Q

(Mark One)

☒	Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the quarterly period ended December 24, 2005

or

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the Transition Period from _________ to _________

COMMISSION FILE NO. 0-16538

MAXIM INTEGRATED PRODUCTS, INC.

(Exact name of Registrant as specified in its charter)

DELAWARE	94-2896096
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer I.D. No.)

120 SAN GABRIEL DRIVE, SUNNYVALE, CALIFORNIA	94086
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code:

(408) 737-7600

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒   No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☒	Accelerated Filer ☐	Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Class: Common Stock, $0.001 par value	Outstanding at January 25, 2006 320,601,046 shares

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

MAXIM INTEGRATED PRODUCTS, INC.

	Three Months Ended				Six Months Ended
(Amount in thousands, except per share data)	Dec. 24, 2005		Dec. 25, 2004		Dec. 24, 2005		Dec. 25, 2004
Net revenues		$445,881		$436,061		$870,245		$871,128
Cost of goods sold (1)		141,937		119,437		274,552		239,689

Gross margin		303,944		316,624		595,693		631,439

Operating expenses:
Research and development (1)		116,878		81,035		233,931		160,132
Selling, general and administrative (1)		31,053		25,324		59,918		50,386

Total operating expenses		147,931		106,359		293,849		210,518

Operating income		156,013		210,265		301,844		420,921
Interest income and other, net		11,236		6,225		22,203		11,954

Income before provision for income taxes		167,249		216,490		324,047		432,875
Provision for income taxes		54,691		71,875		106,121		143,715

Net income		$112,558		$144,615		$217,926		$289,160

Earnings per share:
Basic		$0.35		$0.44		$0.67		$0.89

Diluted		$0.33		$0.42		$0.64		$0.84

Shares used in the calculation of earnings per share:
Basic		323,935		325,660		325,832		325,164

Diluted		337,429		343,226		340,715		344,051

Dividend declared per share		$0.125		$0.100		$0.225		$0.180

(1) Includes stock-based compensation charges as follow:

Cost of goods sold		$9,222		$—		$19,676		$—
Research and development		24,324		—		50,802		—
Selling, general and administrative		7,248		—		11,775		—
~~Total stock-based compensation~~	~~$~~	~~40,794~~	~~$~~	~~—~~ 	~~$~~	~~82,253~~	~~$~~	~~—~~

See accompanying Notes to Condensed Consolidated Financial Statements.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING INFORMATION AND RISK FACTORS

This Quarterly Report on Form 10-Q contains forward-looking statements that fall within the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements included in this Report, other than statements that are purely historical, are forward-looking statements, including statements regarding or implicating the Company’s expectations, intentions, plans, goals and hopes regarding the future. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” and “estimates” and variations of such words and similar expressions identify forward-looking statements. All forward-looking statements in this Report, including this Management’s Discussion and Analysis section, are based on the Company’s current outlook, expectations, estimates, projections, beliefs and plans or objectives about its business and its industry. These statements are not guarantees of future performance and are subject to risk and uncertainty. Actual results could differ materially from those predicted or implied in any such forward-looking statements.

Forward-looking statements include, without limitation, the Company’s estimates of future amortization expense related to intellectual property assets; the Company’s expectation that repatriating earnings to take advantage of the American Jobs Creation Act of 2004 will not have a material impact on its financial condition, results of operations and liquidity; the Company’s belief that the ultimate outcome of pending legal proceedings will not have a material adverse effect on the financial position of the Company; the Company’s belief that it is more likely than not that net deferred tax assets will be realized based on historical earnings and expected levels of future taxable income; the Company’s belief that it possesses sufficient liquidity and capital resources to meet cash and working capital requirements and fund operations for at least the next twelve months; and the Company’s continuous attempts to control and reduce, if possible, expenses.

Actual results could differ materially from those forecasted based upon, among other things, errors in the Company’s assumptions underlying its amortization expense estimates; unexpected interpretations of the American Jobs Creation Act of 2004; unexpected outcomes in the Company’s pending legal proceedings; unexpected changes in earnings and taxable income that adversely affect the realizability of net deferred tax assets; an unexpected decline in liquidity or cash flow; and the Company’s effectiveness in controlling and, if possible, reducing expenses.

In addition, future business could be adversely affected by technical difficulties in bringing new products and processes to market in a timely manner; market developments that could adversely affect the growth of the mixed-signal analog market; the Company being unable to sustain its success in recruiting and retaining high-quality personnel; the Company’s success in the markets its products are introduced in; whether, and the extent to which, demand for the Company’s products increases and reflects real end-user demand; customer cancellations and delays of outstanding orders; whether the Company is able to manufacture in a correct mix to respond to orders on hand and new orders received in the future; whether the Company is able to achieve its new product development and introduction goals; whether the Company is able to effectively and successfully manage manufacturing operations; whether the Company is able to successfully commercialize its new technologies; the risks of doing business internationally and in less developed countries, including the risks of theft and damage to products during transit; overall worldwide economic conditions; demand for electronic products and semiconductors generally; demand for the end-user products for which the Company’s semiconductors are suited; timely availability of raw materials, equipment, supplies and services; unanticipated manufacturing problems; technological and product development risks; competitors that may outperform the Company; and other risk factors described in the Company’s filings with the Securities and Exchange Commission and in particular its Annual Report on Form 10-K for the fiscal year ended June 25, 2005.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONT’D)

The Company disclaims any duty to and undertakes no obligation to update any forward-looking statement, whether as a result of new information relating to existing conditions, future events or otherwise or to release publicly the results of any future revisions it may make to forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on such statements, which speak only as of the date of this Quarterly Report on Form 10-Q. Readers should carefully review future reports and documents that the Company files from time to time with the Securities and Exchange Commission, such as its annual reports on Form 10-K (particularly Management’s Discussion and Analysis of Financial Condition and Results of Operations), its quarterly reports on 10-Q (particularly Management’s Discussion and Analysis of Financial Condition and Results of Operations), and any current reports on Form 8-K.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The methods, estimates and judgments the Company uses in applying its most critical accounting policies have a significant impact on the results the Company reports in its financial statements. The Securities and Exchange Commission has defined the most critical accounting policies as the ones that are most important to the portrayal of the Company’s financial condition and results of operations, and require the Company to make its most difficult and subjective accounting judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, the Company’s most critical accounting policies include revenue recognition and accounts receivable allowances, which impact the recording of revenues; valuation of inventories, which impacts costs of goods sold and gross margins; the assessment of recoverability of long-lived assets, which impacts write-offs of fixed assets; accounting for income taxes, which impacts the income tax provision; and assessment of contingencies, which impacts charges recorded in cost of goods sold and selling, general and administrative expenses. These policies and the estimates and judgments involved are discussed further below. The Company has other key accounting policies that either do not generally require estimates and judgments that are as difficult or subjective, or it is less likely that such accounting policies would have a material impact on the Company’s reported results of operations for a given period.

Revenue Recognition and Accounts Receivable Allowances

The Company recognizes revenue for sales to direct customers and sales to international distributors upon shipment, provided that persuasive evidence of a sales arrangement exists, the price is fixed or determinable, title has transferred, collectibility of the resulting receivable is reasonably assured, there are no customer acceptance requirements and the Company does not have any significant post-shipment obligations. The Company estimates returns for sales to direct customers and international distributors based on historical returns rates applied against current period gross revenues. Specific customer returns and allowances are considered within this estimate.

Sales to U.S. distributors are made pursuant to agreements allowing the possibility of certain sales price rebates and for non-warranty product return privileges. The non-warranty product return privileges include allowing U.S. distributors to rotate a small portion of the Company’s products in their inventory based on their previous 90 days of purchases and allowing U.S. distributors to return within a specified time parts which the Company obsoletes or converts to non-standard. Given the uncertainties associated with the levels of non-warranty product returns and sales price rebates that could be issued to U.S. distributors, the Company defers recognition of such revenue and related cost of goods sold until the product is sold by the U.S. distributors to their end customers. Accounts receivable from direct customers, domestic distributors and international distributors are recognized and inventory is relieved upon shipment as title to inventories generally transfers upon shipment at which point the Company has a legally enforceable right to collection under normal terms. In addition, the Company estimates returns for sales to domestic distributors based on historical return rates applied against current period gross revenues.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONT’D)

RESULTS OF OPERATIONS

Net Revenues

Net revenues were $445.9 million and $436.1 million for the three months ended December 24, 2005 and December 25, 2004, respectively, an increase of 2.3%. Net revenues for the six months ended December 24, 2005 and December 25, 2004, were $870.2 million and $871.1 million, respectively. The increase in net revenues for the second quarter of fiscal year 2006 as compared to the second quarter of fiscal year 2005 is primarily due to higher unit shipments. This was offset by product mix related to sales of products with lower average selling prices on the Company’s already existing proprietary and second-source products. Net revenues remained flat for the six months ended December 24, 2005 as compared to the six months ended December 25, 2004 due to higher unit shipments offset by product mix related to sales of products with lower average selling prices.

During the three months ended December 24, 2005 and December 25, 2004, approximately 78% and 73%, respectively, of net revenues were derived from customers outside of the United States. During the six months ended December 24, 2005 and December 25, 2004, approximately 77% and 74%, respectively, of net revenues were derived from customers outside of the United States. While the majority of these sales are denominated in U.S. dollars, the Company enters into foreign currency forward contracts to mitigate its risks on firm commitments and net monetary assets denominated in foreign currencies. The impact of changes in foreign exchange rates on revenue and the Company’s results of operations for the three months ended December 24, 2005 and December 25, 2004 was immaterial.

Gross Margin

~~Pro forma gross margin (excluding stock based compensation) as a percentage of net revenues was 70.2% and 72.6% and~~ The gross margin percentage ~~derived under General Accepted Accounting Principles in the United States (GAAP)~~ was 68.2% and 72.6% for the three months ended December 24, 2005 and December 25, 2004, respectively. The ~~GAAP~~ gross margin percentage for the three months ended December 24, 2005 as compared to the three months ended December 25, 2004 decreased primarily due to $9.2 million of stock based compensation recorded due to the adoption of SFAS 123(R) combined with product mix changes resulting in sales of products with lower average selling prices. See Note 2 “Stock Based Compensation” of the Notes to Condensed Consolidated Financial Statements for information regarding the adoption of SFAS 123(R). Gross margins for the three months ended December 24, 2005 were also impacted by $1.6 million of discretionary employee bonuses recorded. Gross margins for the three months ended December 25, 2004 were negatively impacted due to $4.5 million of inventory write downs. On a non-GAAP basis, excluding stock based compensation, gross margin percentage for the three months ended December 24, 2005 and December 25, 2004 was 70.2% and 72.6%, respectively. The decrease in the non-GAAP gross margin percentage for the three months ended December 24, 2005 as compared to the three months ended December 25, 2004 was due to the factors discussed above.

~~Pro forma gross margin (excluding stock based compensation) as a percentage of net revenues was 70.7% and 72.5% and~~ The gross margin percentage ~~derived under General Accepted Accounting Principles in the United States (GAAP)~~ was 68.5% and 72.5% for the six months ended December 24, 2005 and December 25, 2004, respectively. The GAAP gross margin percentage for the six months ended December 24, 2005 as compared to the six months ended December 25, 2004 decreased primarily due to $19.7 million of stock based compensation recorded due to the adoption of SFAS 123(R) combined with product mix changes resulting in sales of products with lower average selling prices. See Note 2 “Stock Based Compensation” of the Notes to Condensed Consolidated Financial Statements for information regarding the adoption of SFAS 123(R). Gross margins for the six months ended December 24, 2005 were also impacted by $3.3 million of discretionary employee bonuses recorded. Gross margins for the six months ended December 25, 2004 were negatively impacted due to $8.7 million of inventory write downs. On a non-GAAP basis, excluding stock based compensation, gross margin percentage for the six months ended December 24, 2005 and December 25, 2004 was 70.7% and 72.5%, respectively. The decrease in the non-GAAP gross margin percentage for the six months ended December 24, 2005 as compared to the six months ended December 25, 2004 was due to the factors discussed above.

The following table reconciles the Company’s gross margin determined in accordance with generally accepted accounting principles in the United States (GAAP) to non-GAAP gross margin, which excludes the effect of stock based compensation costs, for the three and six months ended December 24, 2005 and December 25, 2004.

	Three Months Ended		Six Months Ended
(Amounts in thousands, except percentages)	Dec. 24, 2005	Dec. 25, 2004	Dec. 24, 2005	Dec. 25, 2004
Gross margin, as reported	$303,944	$316,624	$595,693	$631,439
Stock-based compensation	9,222	—	19,676	—

Non-GAAP gross margin	$313,166	$316,624	$615,369	$631,439

Non-GAAP gross margin percentage	70.2%	72.6%	70.7%	72.5%

SFAS 123(R) requires the Company to estimate the cost of all forms of stock-based compensation, including employee stock options and awards under our Employee Stock Participation (ESP Plan), and to record a commensurate expense (which is subjective in nature) in the income statement. The Company is showing non-GAAP gross margin which excludes all stock-based compensation expense. This non-GAAP presentation is given in part to enhance the understanding of the Company’s historical financial performance and comparability between periods in light of a recent change in accounting standards requiring the Company to record stock-based compensation as an expense in its financial statements. In addition, the Company strongly believes that the non-GAAP presentation to exclude stock-based compensation is relevant and useful information that is widely used by analysts, investors, and other interested parties in the semiconductor industry. Many of the Company’s investors have requested that the Company disclose this non-GAAP information because they believe it is useful in understanding the Company’s performance as it excludes a non-cash charge that many investors feel may obscure the Company’s true operating costs. Accordingly, the Company is disclosing this information to permit additional analysis of the Company’s performance. Management uses this non-GAAP measure to manage and assess the profitability of its business and does not consider stock-based compensation expense, a non-cash charge, in the management of its business. The Company’s measure of non-GAAP gross margin might not be the same as similarly titled measures used by other companies, and it should not be construed as a substitute for gross margin. There are limitations associated with using non-GAAP measures, including that they exclude financial information that some may consider important in evaluating the Company’s performance.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONT’D)

Research and Development

~~Pro forma research and development expenses (excluding stock based compensation) were $92.6 million and $81.0 million and GAAP research~~ Research and development expenses were $116.9 million and $81.0 million for the three months ended December 24, 2005 and December 25, 2004, respectively, which represented ~~pro forma (excluding stock based compensation) 20.8% and 18.6% of net revenues and GAAP~~ 26.2% and 18.6% of net revenues, respectively. The increase in ~~GAAP~~ research and development expenses in absolute dollars was primarily due to $24.3 million of stock based compensation recorded due to the adoption of SFAS 123(R). See Note 2 “Stock Based Compensation” of the Notes to Condensed Consolidated Financial Statements for information regarding the adoption of SFAS 123(R). In addition, research and development expenses for the three months ended December 24, 2005 as compared to the three months ended December 25, 2004 increased $7.4 million from hiring additional engineers to support the Company’s research and development and process development efforts, and $2.7 million due to discretionary employee bonuses recorded. On a non-GAAP basis, excluding stock based compensation, research and development expenses were $92.6 million and $81.0 million for the three months ended December 24, 2005 and December 25, 2004, respectively, which represented 20.8% and 18.6% of net revenue, respectively. The increase in non-GAAP research and development expenses for the three months ended December 24, 2005 as compared to the three months ended December 25, 2004 is due to the factors discussed above.

~~Pro forma research and development expenses (excluding stock based compensation) were $183.1 million and $160.1 million and GAAP re~~Research and development expenses were $233.9 million and $160.1 million for the six months ended December 24, 2005 and December 25, 2004 respectively, which represented ~~pro forma (excluding stock based compensation) 21.0% and 18.4% of net revenues and GAAP~~ 26.9% and 18.4% of net revenues, respectively. The increase in ~~GAAP~~ research and development expenses in absolute dollars was primarily due to $50.8 million of stock based compensation recorded due to the adoption of SFAS 123(R). See Note 2 “Stock Based Compensation” of the Notes to Condensed Consolidated Financial Statements for information regarding the adoption of SFAS 123(R). In addition, research and development expenses for the six months ended December 24, 2005 as compared to the six months ended December 25, 2004 increased $13.8 million from hiring additional engineers to support the Company’s research and development and process development efforts, and $5.4 million due to discretionary employee bonuses recorded. On a non-GAAP basis, excluding stock based compensation, research and development expenses were $183.1 million and $160.1 million for the six months ended December 24, 2005 and December 25, 2004, respectively, which represented 21.0% and 18.4% of net revenue, respectively. The increase in non-GAAP research and development expenses for the six months ended December 24, 2005 as compared to the six months ended December 25, 2004 is due to the factors discussed above.

The level of research and development expenditures as a percentage of net revenues will vary from period to period, depending, in part, on the level of net revenues and, in part, on the Company’s success in recruiting the technical personnel needed for its new product introductions and process development. The Company continuously attempts to control and, if possible, reduce expense levels in all areas including research and development. However, the Company views research and development expenditures as critical to maintaining a high level of new product introductions, which in turn are critical to the Company’s plan for future growth.

The following table reconciles the Company’s research and development expenses determined in accordance with GAAP to non-GAAP research and development expenses, which exclude the effect of stock based compensation costs, for the three and six months ended December 24, 2005 and December 25, 2004.

	Three Months Ended		Six Months Ended
(Amounts in thousands, except percentages)	Dec. 24, 2005	Dec. 25, 2004	Dec. 24, 2005	Dec. 25, 2004
Research and development expenses, as reported	$116,878	$81,035	$233,931	$160,132
Stock-based compensation	(24,324)	—	(50,802)	—

Non-GAAP research and development expenses	$92,554	$81,035	$183,129	$160,132

Non-GAAP research and development expenses as a percentage of revenue	20.8%	18.6%	21.0%	18.4%

SFAS 123(R) requires the Company to estimate the cost of all forms of stock-based compensation, including employee stock options and awards under our Employee Stock Participation (ESP Plan), and to record a commensurate expense (which is subjective in nature) in the income statement. The Company is showing non-GAAP research and development expenses, which excludes all stock-based compensation expense. This non-GAAP presentation is given in part to enhance the understanding of the Company’s historical financial performance and comparability between periods in light of a recent change in accounting standards requiring the Company to record stock-based compensation as an expense in its financial statements. In addition, the Company strongly believes that the non-GAAP presentation to exclude stock-based compensation is relevant and useful information that is widely used by analysts, investors, and other interested parties in the semiconductor industry. Many of the Company’s investors have requested that the Company disclose this non-GAAP information because they believe it is useful in understanding the Company’s performance as it excludes a non-cash charge that many investors feel may obscure the Company’s true operating costs. Accordingly, the Company is disclosing this information to permit additional analysis of the Company’s performance. Management uses this non-GAAP measure to manage and assess the profitability of its business and does not consider stock-based compensation expense, a non-cash charge, in the management of its business. The Company’s measure of non-GAAP research and development expenses might not be the same as similarly titled measures used by other companies, and it should not be construed as a substitute for research and development expenses. There are limitations associated with using non-GAAP measures, including that they exclude financial information that some may consider important in evaluating the Company’s performance.

Selling, General and Administrative

~~Pro forma selling, general and administrative expenses (excluding stock based compensation) were $23.8 million and $25.3 million and GAAP s~~Selling, general and administrative expenses were $31.1 ~~million and~~million and $25.3 million for the three months ended December 24, 2005, and December 25, 2004, respectively, which represented ~~pro forma (excluding stock based compensation) 5.3% and 5.8% of net revenues and GAAP~~ 7.0% and 5.8% of net revenues, respectively. The increase in ~~GAAP~~ selling, general, and administrative expenses in absolute dollars for the three months ended December 24, 2005 as compared to the three months ended December 25, 2004 is primarily due to $7.2 million of stock based compensation recorded due to the adoption of SFAS 123(R). See Note 2 “Stock Based Compensation” of the Notes to Condensed Consolidated Financial Statements for information regarding the adoption of SFAS 123(R). In addition, selling, general and administrative expenses for the three months ended December 24, 2005 as compared to the three months ended December 25, 2004 increased due to $0.7 million of discretionary employee bonuses recorded. This was offset by a $1.7 million decrease in advertising and marketing costs. On a non-GAAP basis, excluding stock based compensation, selling, general, and administrative expenses were $23.8 million and $25.3 million for the three months ended December 24, 2005 and December 25, 2004, respectively, which represented 5.3% and 5.8% of net revenue, respectively. The increase in non-GAAP selling, general, and administrative expenses for the three months ended December 24, 2005 as compared to the three months ended December 25, 2004 is due to the factors discussed above.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONT’D)

~~Pro forma selling, general and administrative expenses (excluding stock based compensation) were $48.1 millionand $50.4 million and GAAP s~~Selling, general and administrative expenses were $59.9 ~~million and~~million and $50.4 million for the six months ended December 24, 2005, and December 25, 2004, respectively, which represented ~~pro forma (excluding stock based compensation) 5.5% and 5.8% of net revenues and GAAP~~ 6.9% and 5.8% of net revenues, respectively. The increase in ~~GAAP~~ selling, general, and administrative expenses in absolute dollars for the six months ended December 24, 2005 as compared to the six months ended December 25, 2004 is primarily due to $11.8 million of stock based compensation recorded due to the adoption of SFAS 123(R). See Note 2 “Stock Based Compensation” of the Notes to Condensed Consolidated Financial Statements for information regarding the adoption of SFAS 123(R). In addition, selling, general and administrative expenses for the six months ended December 24, 2005 as compared to the six months ended December 25, 2004 increased due to $1.3 million of discretionary employee bonuses recorded. This was offset by a $3.2 million decrease in advertising and marketing costs. On a non-GAAP basis, excluding stock based compensation, selling, general, and administrative expenses were $48.1 million and $50.4 million for the six months ended December 24, 2005 and December 25, 2004, respectively, which represented 5.5% and 5.8% of net revenue, respectively. The increase in non-GAAP selling, general, and administrative expenses for the six months ended December 24, 2005 as compared to the six months ended December 25, 2004 is due to the factors discussed above.

The following table reconciles the Company’s selling, general, and administrative expenses determined in accordance with GAAP to non-GAAP selling, general, and administrative expenses, which excludes the effect of stock based compensation costs, for the three and six months ended December 24, 2005 and December 25, 2004.

	Three Months Ended		Six Months Ended
(Amounts in thousands, except percentages)	Dec. 24, 2005	Dec. 25, 2004	Dec. 24, 2005	Dec. 25, 2004
Selling, general, and administrative expenses, as reported	$31,053	$25,324	$59,918	$50,386
Stock-based compensation	(7,248)	—	(11,775)	—

~~Non~~non-GAAP selling, general, and administrative expenses	$23,805	$25,324	$48,143	$50,386

~~Non~~non-GAAP selling, general, and administrative expenses as a percentage of revenue	5.3%	5.8%	5.5%	5.8%

SFAS 123(R) requires the Company to estimate the cost of all forms of stock-based compensation, including employee stock options and awards under our Employee Stock Participation (ESP Plan), and to record a commensurate expense (which is subjective in nature) in the income statement. The Company is showing non-GAAP selling, general, and administrative expenses, which exclude all stock-based compensation expense. This non-GAAP presentation is given in part to enhance the understanding of the Company’s historical financial performance and comparability between periods in light of a recent change in accounting standards requiring the Company to record stock-based compensation as an expense in its financial statements. In addition, the Company strongly believes that the non-GAAP presentation to exclude stock-based compensation is relevant and useful information that is widely used by analysts, investors, and other interested parties in the semiconductor industry. Many of the Company’s investors have requested that the Company disclose this non-GAAP information because they believe it is useful in understanding the Company’s performance as it excludes a non-cash charge that many investors feel may obscure the Company’s true operating costs. Accordingly, the Company is disclosing this information to permit additional analysis of the Company’s performance. Management uses this non-GAAP measure to manage and assess the profitability of its business and does not consider stock-based compensation expense, a non-cash charge, in the management of its business. The Company’s measure of non-GAAP selling, general, and administrative expenses might not be the same as similarly titled measures used by other companies, and it should not be construed as a substitute for selling, general, and administrative expenses. There are limitations associated with using non-GAAP measures, including that they exclude financial information that some may consider important in evaluating the Company’s performance.

Interest Income and Other, Net

Interest income and other, net was $11.2 million and $22.2 million for the three and six months ended December 24, 2005, compared to $6.2 million and $12.0 million for the three and six months ended December 25, 2004, respectively. This increase was mainly due to higher average interest rates.

Income Taxes

The effective income tax rate for the three months ended December 24, 2005 and December 25, 2004 was 32.7% and 33.2%, respectively. The effective income tax rate for the six months ended December 24, 2005 and December 25, 2004 was 32.8% and 33.2%, respectively. The decrease in the effective tax rate was primarily due to the new domestic production activities deduction that was enacted as part of the American Jobs Creation Act of 2004 and benefited the Company for the first time in fiscal 2006. This benefit was partially offset by the phase out of the extraterritorial income exclusion that was also enacted as part of the American Jobs Creation Act of 2004. The effective rates were lower than the U.S. federal and state combined statutory rate primarily due to tax benefits on export sales.

The Company’s net deferred tax asset at December 24, 2005 was $17.4 million. Realization of this net deferred tax asset is dependent primarily upon achieving future U.S. taxable income of $48 million. The Company believes it is more likely than not that the net deferred tax assets will be realized based on historical earnings and expected levels of future taxable income. Levels of future taxable income are subject to the various risks and uncertainties as described in this Report and in the Company’s Annual Report on Form 10-K for the fiscal year ended June 25, 2005. An increase in the valuation allowance against net deferred tax assets may be necessary if it becomes more likely than not that all or a portion of the net deferred tax assets will not be realized. The Company periodically assesses the need for increases to the deferred tax asset valuation allowance.

Stock Based Compensation

Effective June 26, 2005, the Company adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-Based Payment”(“SFAS 123(R)”). SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. Accordingly, stock-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized as expense over the employee’s requisite service period.

~~ITEM 2.~~	~~MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONT’D~~)

~~The following table reconciles the Company’s Consolidated Statements of Income determined in accordance with generally accepted accounting principles in the United States (GAAP) to pro forma Consolidated Statements of Income, which excludes the effect of stock based compensation costs, for the three months ended December 24, 2005 and December 25, 2004, respectively.~~

~~Reconciliation of GAAP to Pro Forma Consolidated Statements of Income~~

	~~Three months ended December 24, 2005 (Unaudited)~~									~~Three months ended December 25, 2004 (Unaudited)~~
~~(Amounts in thousands, except per share data)~~	~~GAAP~~			~~Adjustments (1)~~			~~Pro Forma~~			~~GAAP~~			~~Adjustments (2)~~		~~Pro Forma~~
~~Net revenues~~	~~$~~	~~445,881~~		~~$~~	~~—~~ 		~~$~~	~~445,881~~		~~$~~	~~436,061~~		~~$~~	~~—~~ 	~~$~~	~~436,061~~
~~Cost of goods sold~~		~~141,937~~			~~(9,222~~	~~)~~		~~132,715~~			~~119,437~~			~~—~~ 		~~119,437~~

~~Gross margin~~		~~303,944~~			~~9,222~~			~~313,166~~			~~316,624~~					~~316,624~~
		~~68.2~~	~~%~~					~~70.2~~	~~%~~		~~72.6~~	~~%~~				~~72.6~~	~~%~~
~~Operating expenses:~~
~~Research and development~~		~~116,878~~			~~(24,324~~	~~)~~		~~92,554~~			~~81,035~~			~~—~~ 		~~81,035~~
~~Selling, general and Administrative~~		~~31,053~~			~~(7,248~~	~~)~~		~~23,805~~			~~25,324~~			~~—~~ 		~~25,324~~

~~Operating income~~		~~156,013~~			~~40,794~~			~~196,807~~			~~210,265~~			~~—~~ 		~~210,265~~
		~~35.0~~	~~%~~					~~44.1~~	~~%~~		~~48.2~~	~~%~~				~~48.2~~	~~%~~
~~Interest income, net~~		~~11,236~~			~~—~~ 			~~11,236~~			~~6,225~~			~~—~~ 		~~6,225~~

~~Income before provision for income taxes~~		~~167,249~~			~~40,794~~			~~208,043~~			~~216,490~~			~~—~~ 		~~216,490~~
~~Provision for income taxes~~		~~54,691~~			~~13,340~~			~~68,031~~			~~71,875~~			~~—~~ 		~~71,875~~

~~Net income~~	~~$~~	~~112,558~~		~~$~~	~~27,454~~		~~$~~	~~140,012~~		~~$~~	~~144,615~~		~~$~~	~~—~~ 	~~$~~	~~144,615~~

~~Basic earnings per share~~	~~$~~	~~0.35~~		~~$~~	~~0.08~~		~~$~~	~~0.43~~		~~$~~	~~0.44~~		~~$~~	~~—~~ 	~~$~~	~~0.44~~
~~Shares used in the calculation of basic earnings per share~~		~~323,935~~			~~—~~ 			~~323,935~~			~~325,660~~			~~—~~ 		~~325,660~~

~~Diluted earnings per share~~	~~$~~	~~0.33~~		~~$~~	~~0.08~~		~~$~~	~~0.42~~		~~$~~	~~0.42~~		~~$~~	~~—~~ 	~~$~~	~~0.42~~
~~Shares used in the calculation of diluted earnings per share~~		~~337,429~~			~~(2,259~~	~~)~~		~~335,170~~			~~343,226~~			~~—~~ 		~~343,226~~

~~Dividends declared per share~~	~~$~~	~~0.125~~		~~$~~	~~—~~ 		~~$~~	~~0.125~~		~~$~~	~~0.10~~		~~$~~	~~—~~ 	~~$~~	~~0.10~~

~~(1)~~	~~Adjustments consist of stock-based compensation, related tax effect, and the impact on the Treasury Stock Method under SFAS 123(R).~~

~~SFAS 123(R) requires the Company to estimate the cost of all forms of stock-based compensation, including employee stock options and awards under our Employee Stock Participation (ESP Plan), and to record a commensurate expense (which is subjective in nature) in the income statement. The Company is showing pro forma (non GAAP) consolidated statements of income, which were adjusted to reflect the GAAP results to exclude all stock-based compensation expense. This pro forma presentation is given in part to enhance the understanding of the Company’s historical financial performance and comparability between periods in light of a change in accounting standards particularly since the Company has only recently recorded stock-based compensation as an expense in its financial statements. In addition, the Company strongly believes that the pro forma presentation to exclude stock-based compensation is relevant and useful information that will be widely used by analysts, investors, and other interested parties in the semiconductor industry. Accordingly, the Company is disclosing this information to permit additional analysis of the Company’s performance.~~

~~(2)~~	~~For the three months ended December 25, 2004, no SFAS 123(R) stock-based compensation was recorded.~~

~~ITEM 2.~~	~~MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONT’D)~~

~~The following table reconciles the Company’s Consolidated Statements of Income determined in accordance with generally accepted accounting principles in the United States (GAAP) to pro forma Consolidated Statements of Income, which excludes the effect of stock based compensation costs, for the six months ended December 24, 2005 and December 25, 2004, respectively.~~

~~Reconciliation of GAAP to Pro-Forma Consolidated Statements of Income~~

	~~Six months ended December 24, 2005 (Unaudited)~~									~~Six months ended December 25, 2004 (Unaudited)~~
~~(Amounts in thousands, except per share data)~~	~~GAAP~~			~~Adjustment (1)~~			~~Pro-Forma~~			~~GAAP~~			~~Adjustment (2)~~		~~Pro-Forma~~
~~Net revenues~~	~~$~~	~~870,245~~		~~$~~	~~—~~ 		~~$~~	~~870,245~~		~~$~~	~~871,128~~		~~$~~	~~—~~ 	~~$~~	~~871,128~~
~~Cost of goods sold~~		~~274,552~~			~~(19,676~~	~~)~~		~~254,876~~			~~239,689~~			~~—~~ 		~~239,689~~

~~Gross margin~~		~~595,693~~			~~19,676~~			~~615,369~~			~~631,439~~					~~631,439~~
		~~68.5~~	~~%~~					~~70.7~~	~~%~~		~~72.5~~	~~%~~				~~72.5~~	~~%~~
~~Operating expenses:~~
~~Research and development~~		~~233,931~~			~~(50,802~~	~~)~~		~~183,129~~			~~160,132~~			~~—~~ 		~~160,132~~
~~Selling, general and Administrative~~		~~59,918~~			~~(11,775~~	~~)~~		~~48,143~~			~~50,386~~			~~—~~ 		~~50,386~~

~~Operating income~~		~~301,844~~			~~82,253~~			~~384,097~~			~~420,921~~			~~—~~ 		~~420,921~~
		~~34.7~~	~~%~~					~~44.1~~	~~%~~		~~48.3~~	~~%~~				~~48.3~~	~~%~~
~~Interest income, net~~		~~22,203~~			~~—~~ 			~~22,203~~			~~11,954~~			~~—~~ 		~~11,954~~

~~Income before provision for income taxes~~		~~324,047~~			~~82,253~~			~~406,300~~			~~432,875~~			~~—~~ 		~~432,875~~
~~Provision for income taxes~~		~~106,121~~			~~26,939~~			~~133,060~~			~~143,715~~			~~—~~ 		~~143,715~~

~~Net income~~	~~$~~	~~217,926~~		~~$~~	~~55,314~~		~~$~~	~~273,240~~		~~$~~	~~289,160~~		~~$~~	~~—~~ 	~~$~~	~~289,160~~

~~Basic earnings per share~~	~~$~~	~~0.67~~		~~$~~	~~0.17~~		~~$~~	~~0.84~~		~~$~~	~~0.89~~		~~$~~	~~—~~ 	~~$~~	~~0.89~~
~~Shares used in the calculation of basic earnings per share~~		~~325,832~~			~~—~~ 			~~325,832~~			~~325,164~~			~~—~~ 		~~325,164~~

~~Diluted earnings per share~~	~~$~~	~~0.64~~		~~$~~	~~0.16~~		~~$~~	~~0.81~~		~~$~~	~~0.84~~		~~$~~	~~—~~ 	~~$~~	~~0.84~~
~~Shares used in the calculation of diluted earnings per share~~		~~340,715~~			~~(2,054~~	~~)~~		~~338,661~~			~~344,051~~		~~$~~	~~—~~ 		~~344,051~~

~~Dividends declared per share~~	~~$~~	~~0.225~~		~~$~~	~~—~~ 		~~$~~	~~0.225~~		~~$~~	~~0.18~~		~~$~~	~~—~~ 	~~$~~	~~0.18~~

~~(1)~~	~~Adjustments consist of stock-based compensation, related tax effect, and the impact on the Treasury Stock Method under SFAS 123(R).~~

~~SFAS 123(R) requires the Company to estimate the cost of all forms of stock-based compensation, including employee stock options and awards under our ESP Plan, and to record a commensurate expense (which is subjective in nature) in the income statement. The Company is showing pro forma (non-GAAP) consolidated statements of income, which were adjusted to reflect the GAAP results to exclude all stock-based compensation expense. This pro forma presentation is given in part to enhance the understanding of the Company’s historical financial performance and comparability between periods in light of a change in accounting standards particularly since the Company has only recently recorded stock based compensation as an expense in its financial statements. In addition, the Company strongly believes that the pro forma presentation to exclude stock based compensation is relevant and useful information that will be widely used by analysts, investors, and other interested parties in the semiconductor industry. Accordingly, the Company is disclosing this information to permit additional analysis of the Company’s performance.~~

~~(2)~~	~~For the six months ended December 25, 2004, no SFAS 123(R) stock-based compensation was recorded.~~

~~ITEM 2.~~	~~MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONT’D)~~

~~The following table reconciles the Company’s Consolidated Balance Sheets determined in accordance with generally accepted accounting principles in the United States (GAAP) to pro forma Consolidated Balance Sheets, which excludes the effect of stock based compensation costs, at December 24, 2005 and June 25, 2005, respectively.~~

~~Reconciliation of GAAP to Pro Forma Consolidated Balance Sheets~~

	~~December 24, 2005 (Unaudited)~~									~~June 25, 2005 (Unaudited)~~
~~(Amounts in thousands, except per share data)~~	~~GAAP~~			~~Adjustment (1)~~			~~Pro Forma~~			~~GAAP~~			~~Adjustment (2)~~		~~Pro Forma~~
~~ASSETS~~
~~Current assets:~~
~~Cash and cash equivalents~~	~~$~~	~~148,466~~		~~$~~	~~—~~ 		~~$~~	~~148,466~~		~~$~~	~~185,551~~		~~$~~	~~—~~ 	~~$~~	~~185,551~~
~~Short-term investments~~		~~1,192,930~~			~~—~~ 			~~1,192,930~~			~~1,289,141~~			~~—~~ 		~~1,289,141~~

~~Total cash, cash equivalents and short-term investments~~		~~1,341,396~~			~~—~~ 			~~1,341,396~~			~~1,474,692~~			~~—~~ 		~~1,474,692~~

~~Accounts receivable, net~~		~~221,029~~			~~—~~ 			~~221,029~~			~~192,345~~			~~—~~ 		~~192,345~~
~~Inventories~~		~~197,772~~			~~(11,272~~	~~)~~		~~186,500~~			~~167,779~~			~~—~~ 		~~167,779~~
~~Deferred tax assets~~		~~133,515~~			~~—~~ 			~~133,515~~			~~128,766~~			~~—~~ 		~~128,766~~
~~Other current assets~~		~~16,081~~			~~—~~ 			~~16,081~~			~~10,184~~			~~—~~ 		~~10,184~~

~~Total current assets~~		~~1,909,793~~			~~(11,272~~	~~)~~		~~1,898,521~~			~~1,973,766~~			~~—~~ 		~~1,973,766~~

~~Property, plant and equipment, at cost, less accumulated depreciation~~		~~1,017,612~~			~~—~~ 			~~1,017,612~~			~~1,001,465~~			~~—~~ 		~~1,001,465~~
~~Other assets~~		~~29,628~~			~~—~~ 			~~29,628~~			~~28,840~~			~~—~~ 		~~28,840~~

~~TOTAL ASSETS~~	~~$~~	~~2,957,033~~		~~$~~	~~(11,272~~	~~)~~	~~$~~	~~2,945,761~~		~~$~~	~~3,004,071~~		~~$~~	~~—~~ 	~~$~~	~~3,004,071~~

~~LIABILITIES AND STOCKHOLDERS’ EQUITY~~
~~Accounts payable~~	~~$~~	~~77,042~~			~~—~~ 		~~$~~	~~77,042~~		~~$~~	~~56,266~~			~~—~~ 	~~$~~	~~56,266~~
~~Income taxes payable~~		~~52,775~~			~~—~~ 			~~52,775~~			~~33,173~~			~~—~~ 		~~33,173~~
~~Accrued salary and related expenses~~		~~114,649~~			~~(628~~	~~)~~		~~114,021~~			~~121,234~~			~~—~~ 		~~121,234~~
~~Accrued expenses~~		~~58,925~~			~~—~~ 			~~58,925~~			~~54,305~~			~~—~~ 		~~54,305~~
~~Deferred income on shipments to distributors~~		~~19,400~~			~~—~~ 			~~19,400~~			~~20,225~~			~~—~~ 		~~20,225~~

~~Total current liabilities~~		~~322,791~~			~~(628~~	~~)~~		~~322,163~~			~~285,203~~			~~—~~ 		~~285,203~~

~~Deferred tax liabilities~~		~~118,636~~			~~26,939~~			~~145,575~~			~~134,686~~			~~—~~ 		~~134,686~~

~~Total liabilities~~		~~441,427~~			~~26,311~~			~~467,738~~			~~419,889~~			~~—~~ 		~~419,889~~

~~Commitments and contingencies~~

~~Stockholders’ equity:~~
~~Preferred stock~~		~~—~~ 			~~—~~ 			~~—~~ 			~~—~~ 			~~—~~ 		~~—~~
~~Common stock~~		~~321~~			~~—~~ 			~~321~~			~~327~~			~~—~~ 		~~327~~
~~Additional paid in capital~~		~~80,902~~			~~(44,023~~	~~)~~		~~36,879~~			~~134,671~~			~~—~~ 		~~134,671~~
~~Retained earnings~~		~~2,443,976~~			~~6,440~~			~~2,450,416~~			~~2,455,714~~			~~—~~ 		~~2,455,714~~
~~Accumulated other comprehensive loss~~		~~(9,593~~	~~)~~		~~—~~ 			~~(9,593~~	~~)~~		~~(6,530~~	~~)~~		~~—~~ 		~~(6,530~~	~~)~~

~~Total stockholders’ equity~~		~~2,515,606~~			~~(37,583~~	~~)~~		~~2,478,023~~			~~2,584,182~~			~~—~~ 		~~2,584,182~~

~~TOTAL LIABILITIES & STOCKHOLDERS’ EQUITY~~	~~$~~	~~2,957,033~~		~~$~~	~~(11,272~~	~~)~~	~~$~~	~~2,945,761~~		~~$~~	~~3,004,071~~		~~$~~	~~—~~ 	~~$~~	~~3,004,071~~

~~(1)~~	~~Adjustments consist of stock-based compensation and related tax effect under SFAS 123(R)~~.

~~ITEM 2.~~	~~MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONT’D)~~

~~SFAS 123(R) requires the Company to estimate the cost of all forms of stock-based compensation, including employee stock options and awards under our ESP Plan, and to record a commensurate expense (which is subjective in nature) in the income statement. The Company is showing pro forma (non-GAAP) consolidated balance sheets, which were adjusted to reflect the GAAP results to exclude all stock-based compensation expense. This pro forma presentation is given in part to enhance the understanding of the Company’s historical financial performance and comparability between periods in light of a change in accounting standards particularly since the Company has only recently recorded stock-based compensation as an expense in its financial statements. In addition, the Company strongly believes that the pro forma presentation to exclude stock-based compensation is relevant and useful information that will be widely used by analysts, investors, and other interested parties in the semiconductor industry. Accordingly, the Company is disclosing this information to permit additional analysis of the Company’s performance.~~

~~(2)~~	~~As of June 25, 2005, no stock based compensation was recorded.~~

Free Cash Flow

Free cash flow is a non-GAAP measure that represents cash that the Company generates after making capital expenditures. Free cash flow is used by management to make fundamental decisions with regard to the operation of the Company’s business, including working capital requirements, share repurchases and dividend payments. In addition, free cash flow is used by management to evaluate and assess the Company’s operating results and for budget and planning purposes. The Company believes that free cash flow is relevant and useful information that is often widely used by analysts, investors, and other interested parties in the semiconductor industry to measure financial performance. Accordingly, the Company is disclosing this information to permit a comprehensive and objective analysis of the Company’s operating performance, to provide an additional measure of performance and liquidity, and to provide additional information with respect to the Company’s ability to make future share repurchases and dividend payments and to meet future working capital requirements.

The following table reconciles free cash flow to net income, and depicts the Company’s free cash flow for the three and six months ended December 24, 2005 and December 25, 2004, respectively.

RECONCILIATION OF FREE CASH FLOW TO NET INCOME

	Three months ended		Six months ended
(Amounts in millions)	Dec. 24, 2005	Dec. 25, 2004	Dec. 24, 2005	Dec. 25, 2004
Net income, as reported	$112.6	$144.6	$218.0	$289.2
Add adjustments to reconcile net income to net cash provided by operating activities:
Stock based compensation	40.8	—	82.3	—
Depreciation, amortization, and other	20.5	19.1	41.4	37.8
Tax benefit related to stock plans	2.7	34.1	8.3	57.9
Accounts receivable	(8.1)	21.0	(28.7)	17.5
Inventories	(11.0)	(10.8)	(18.7)	(28.8)
Accounts payable	12.3	(28.3)	20.8	(32.1)
Income taxes payable	0.1	(21.5)	19.6	4.0
Other assets and liabilities	(33.2)	(5.1)	(29.8)	15.9

Total of adjustments	24.1	8.5	94.9	72.2

Cash generated by operating activities, as reported	136.7	153.1	312.9	361.4
Adjustments:
Capital expenditures	(37.4)	(31.4)	(55.4)	(97.8)
Additional tax benefit related to stock plans	5.0	—	21.3	—

Free cash flow	$104.3	$121.7	$278.8	$263.6

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONT’D)

Free cash flow should not be construed as a substitute for net income or as a better measure of liquidity than cash flow from operating activities, both of which are determined in accordance with GAAP. Free cash flow excludes components that are significant in understanding and assessing the Company’s results of operations and cash flows. In addition, some of the limitations associated with the use of free cash flow are that it is not a term defined by GAAP, and ~~as a result~~ the Company’s measure of free cash flow might not be comparable to similarly titled measures used by other companies. In addition, the Company’s measure of free cash flow omits certain actual cash expenditures, such as dividends paid, cash used for share repurchases and cash generated from employee stock option exercises. Management compensates for these limitations by considering net income derived in accordance with GAAP.

~~Free cash flow is used by management to evaluate, assess, and benchmark the Company’s operating results, and the Company believes that free cash flow is relevant and useful information that is often widely used by analysts, investors, and other interested parties in the semiconductor industry. Accordingly, the Company is disclosing this information to permit a comprehensive and objective analysis of the Company’s operating performance, to provide an additional measure of performance and liquidity, and to provide additional information with respect to the Company’s ability to meet future share repurchases, dividend payments, and working capital requirements.~~

BOOKINGS AND BACKLOG

Second quarter bookings were approximately $506 million, a 10% increase from the first quarter’s level of $459 million. Turns orders received in the quarter were $230 million, a 10% increase from the $208 million received in the first quarter of fiscal year 2006 (turns orders are customer orders that are for delivery within the same quarter and may result in revenue within the same quarter if the Company has available inventory that matches those orders). Bookings increased in all geographic locations.

Second quarter ending backlog shippable within the next 12 months was approximately $370 million, including approximately $329 million requested for shipment in the third quarter of fiscal year 2006. The Company’s first quarter ending backlog shippable within the next 12 months was approximately $330 million, including approximately $296 million that was requested for shipment in the second quarter of fiscal year 2006.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company’s primary sources of funds for the six months ended December 24, 2005 were net cash generated from operating activities of $312.9 million and proceeds from the exercises of stock options and purchases of common stock under the Employee Stock Participation Plan of 4.2 million shares in the amount of $82.8 million.

Another source of cash from the Company’s stock option programs is the tax deductions that arise from exercise of options. These tax benefits amounted to $29.6 million in the six months ended December 24, 2005.

The principal uses of funds were the repurchase of 11.1 million shares of the Company’s common stock for $415.9 million, the payment of $72.8 million for dividends and the purchase of $55.4 million in property, plant and equipment. As of December 24, 2005, the Company’s available funds consisted of $1,341.4 million in cash, cash equivalents, and short-term investments. The Company anticipates that the available funds and cash generated from operations will be sufficient to meet cash and working capital requirements, including its anticipated level of capital expenditures, common stock repurchases, and dividend payments for the next twelve months.

The Company is subject to pending legal proceedings. See Note 10 “Contingencies” of the Notes to Condensed Consolidated Financial Statements.

Off-Balance-Sheet Arrangements

As of December 24, 2005, the Company did not have any material off-balance-sheet arrangements, as defined in Item 303 (a)(4)(ii) of SEC Regulation S-K.

EXHIBIT B

Proposed Disclosure in Future Form 8-K’s

Press Information

FOR IMMEDIATE RELEASE

NASDAQ SYMBOL MXIM

Contact:	John F. Gifford, Chairman, President and Chief Executive Officer (408) 737-7600

MAXIM REPORTS RECORD REVENUES FOR ITS

SECOND QUARTER 2006 AND 10% QUARTER OVER

QUARTER BOOKINGS GROWTH

SUNNYVALE, CA–January 25, 2006–Maxim Integrated Products, Inc., (MXIM) reported a record for net revenues of $445.9 million for its second quarter ending December 24, 2005, a 5.1% increase over the $424.4 million reported for the first quarter of fiscal 2006. ~~Pro forma net income excluding stock based compensation expense for the quarter was $140.0 million or $0.42 diluted earnings per share and GAAP n~~Net income was $112.6 million including stock based compensation or $0.33 diluted earnings per share. This compares to ~~$133.2 million of pro forma net income or $0.39 diluted earnings per share reported for the first quarter of fiscal 2006 and GAAP net income of~~ $105.4 million or ~~or million including stock based compensation or~~ $0.31 per diluted share for the first quarter of fiscal 2006. Non-GAAP net income, which excludes the impact of stock based compensation expense, for the quarter ended December 24, 2005 was $140.0 million or $0.42 per diluted share compared to non-GAAP net income of $133.2 million or $0.39 per diluted share for the first quarter of fiscal 2006. The total amount of stock based compensation recorded during the second quarter was $40.8 million.

Gross bookings for its second quarter were approximately $506 million, a 10% increase from the first quarter’s level of $459 million. Gross turns orders received in the quarter were approximately $230 million, a 10% increase from the $208 million received in the prior quarter. Bookings increased in all geographic locations. Second quarter ending backlog shippable within the next 12 months was approximately $370 million, including approximately $329 million requested for shipment in the third quarter of fiscal 2006. The Company’s first quarter ending backlog shippable within the next 12 months was approximately

– more –

$330 million, including approximately $296 million that was requested for shipment in the second quarter of fiscal 2006.

~~Pro forma gross margin (excluding stock based compensation expense) for the second quarter was 70.2% and GAAP g~~Gross margin was 68.2%. ~~including stock based compensation of $9.2 million.~~ Non-GAAP gross margin percentage, which excludes $9.2 million of stock based compensation, was 70.2%. ~~Pro forma operating margin (excluding stock based compensation expense) for the second quarter was 44.1%.~~

~~Pro forma research and development expense (excluding stock based compensation expense) was $92.6 million or 20.8% of net revenues in the second quarter and GAAP r~~Research and development expense, was $116.9 million or 26.2% of net revenue. ~~including stock based compensation of $24.3 million~~. Non-GAAP research and development expense, which excludes $24.3 million of stock based compensation, was $92.6 million or 20.8% of net revenue. ~~Pro forma selling, general and administrative expense (excluding stock based compensation expense) was $23.8 million in the second quarter or 5.3% of net revenues while GAAP s~~Selling, general and administrative expense was $31.1 million or 7.0% of net revenue ~~including stock based compensation of $7.2 million~~. Non-GAAP selling, general and administrative expense, which excludes $7.2 million of stock based compensation, was $23.8 million or 5.3% of net revenue.

During the quarter, the Company repurchased 9.2 million shares of its common stock for $334.6 million, paid dividends of $40.0 million, and acquired $37.4 million in capital equipment. Accounts receivable increased $8.1 million in the second quarter to $221.0 million due to the increase in net revenues. ~~Pro~~

~~forma inventories (excluding stock based compensation expense) increased to $186.5 million from the previous quarter. GAAP reported i~~Inventories for the second quarter increased to $197.8 million. Non-GAAP inventories, which exclude $11.3 million of stock based compensation, increased to $186.5 million. ~~and includes $11.3 million for stock based compensation.~~

The Company expects to implement a program that will allow its employees, excluding officers, holding vested stock options with an exercise price of at least $35 to exchange them for Restricted Stock Units (RSUs) vesting quarterly over the next 12 months at a specified exchange rate derived using the Black-Scholes model. In some cases, employees may elect to exchange these vested options for

– more –

RSUs at a specified exchange rate that is greater than that derived using the Black-Scholes model and these RSUs will vest quarterly over the next 18 months. This program, details of which will soon be filed with the Securities and Exchange Commission (SEC) and communicated to those eligible to make an exchange, is designed to foster retention of our employees and to better align their interests with those of our stockholders. This exchange program may reduce the number of Maxim’s outstanding employee stock options and provide ownership of Maxim stock to employees making the exchange election. A total of approximately 20 million vested options are covered by the exchange program and, if all options are tendered, approximately 4 million RSU’s would be issued. Maxim continues to believe that equity-based forms of compensation are most effective in motivating employees and aligning their goals with shareholders’ interests.

Employees holding stock options eligible for exchange in the program should carefully read the Company’s Offer to Exchange certain stock options for RSU’s, the Company’s letter of transmittal and related tender offer materials when they become available because they will contain important information, including, among other things, the various terms and conditions governing the program.

Copies of the Company’s Offer to Exchange certain stock options for RSU’s, the letter of transmittal and related tender offer materials will soon be mailed to all employees holding stock options eligible for exchange in the program and, once filed with the SEC, may be obtained at no charge from the SEC’s web site at www.sec.gov.

Mr. Gifford commented: “Our second quarter performance is a positive reflection of our long term strategy which is to serve and gain market share in many analog industry market segments. We believe the future prospects for the analog industry are exciting and that we are well positioned for profitable growth.”

– more –

Mr. Gifford concluded: “The Company’s Board of Directors has declared a cash dividend for the third quarter of fiscal 2006 of $0.125 per share. Payment will be made on February 28, 2006 to stockholders of record on February 13, 2006.”

The following table reconciles free cash flow to net income, and depicts the Company’s free cash flow for the three and six months ended December 24, 2005 and December 25, 2004.

RECONCILIATION OF FREE CASH FLOW TO NET INCOME

in millions, except per share data	For the three months ended 12/24/05	For the three months ended 12/25/04	For the six months ended 12/24/05	For the six months ended 12/25/04
Net income as reported	$112.6	$144.6	$218.0	$289.2
Add adjustments to reconcile net income to net cash provided by operating activities:
Stock based compensation	40.8	—	82.3	—
Depreciation and amortization	20.5	19.1	41.1	37.8
Tax benefit related to stock plans	2.7	34.1	8.3	57.9
Accounts receivable	(8.1)	20.8	(28.7)	17.5
Inventories	(11.0)	(10.8)	(18.7)	(28.8)
Accounts payable	12.3	(28.2)	20.8	(32.1)
Income taxes payable	0.1	(21.4)	19.6	4.0
Other assets and liabilities	(33.2)	(5.1)	(29.8)	15.9

Total of adjustments	24.1	8.5	94.9	72.2

Cash generated by operating activities, as reported	136.7	153.1	312.9	361.4
Adjustments:
Capital expenditures	(37.4)	(31.4)	(55.4)	(97.8)
Additional tax benefit related to stock plans	5.0	—	21.3	—

Free Cash Flow	$104.3	$121.7	$278.8	$263.6

Fully diluted shares, as GAAP reported	337	343	341	344
Free cash flow per fully diluted share	$0.31	$0.35	$0.82	$0.77

Fully diluted earnings per share, as GAAP reported	$0.33	$0.42	$0.64	$0.84

Fully diluted shares, as pro forma reported	335	343	339	344
Free cash flow per pro forma diluted share	$0.31	$0.35	$0.82	$0.77

Fully diluted pro forma earnings per share	$0.42	$0.42	$0.81	$0.84

– more –

~~Free cash flow should not be construed as a substitute for net income or as a better measure of liquidity than cash flow from operating activities, both of which are determined in accordance with Generally Accepted Accounting Principles in the United States (GAAP). Free cash flow excludes components that are significant in understanding and assessing the Company’s results of operations and cash flows. In addition, free cash flow is not a term defined by GAAP and as a result the Company’s measure of free cash flow might not be comparable to similarly titled measures used by other companies.~~

~~Free cash flow is used by management to evaluate, assess, and benchmark the Company’s operating results, and the Company believes that free cash flow is relevant and useful information that is often widely used by analysts, investors, and~~

~~other interested parties in the semiconductor industry. Accordingly, the Company is disclosing this information to permit a comprehensive and objective analysis of the Company’s operating performance, to provide an additional measure of performance and liquidity, and to provide additional information with respect to the Company’s ability to meet future share repurchases, dividend payments, and working capital requirements.~~

Free cash flow is a non-GAAP measure that represents cash that the Company generates after making capital expenditures. Free cash flow is used by management to make fundamental decisions with regard to the operation of the Company’s business, including working capital requirements, share repurchases and dividend payments. In addition, free cash flow is used by management to evaluate and assess the Company’s operating results and for budget and planning purposes. The Company believes that free cash flow is relevant and useful information that is often widely used by analysts, investors, and other interested parties in the semiconductor industry to measure financial performance. Accordingly, the Company is disclosing this information to permit a comprehensive and objective analysis of the Company’s operating performance, to provide an additional measure of performance and liquidity, and to provide additional information with respect to the Company’s ability to make future share repurchases and dividend payments and to meet future working capital requirements.

Free cash flow should not be construed as a substitute for net income or as a better measure of liquidity than cash flow from operating activities, both of which are determined in accordance with GAAP. Free cash flow excludes components that are significant in understanding and assessing the Company’s results of operations and cash flows. In addition, some of the limitations associated with the use of free cash flow are that it is not a term defined by GAAP, and the Company’s measure of free cash flow might not be comparable to similarly titled measures used by other companies. In addition, the Company’s measure of free cash flow omits certain actual cash expenditures, such as dividends paid, cash used for share repurchases and cash generated from employee stock option exercises. Management compensates for these limitations by considering net income derived in accordance with GAAP.

****

Certain statements in this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve risk and uncertainty. They include statements regarding the Company’s profitability and business outlook and the Company’s belief that the prospects for the analog industry are exciting, and that the Company is well positioned for profitable growth, and the Company’s expectation to implement a program that will allow its employees, excluding officers, holding vested stock options with an exercise price of at least $35 to exchange them for RSUs. Actual results could differ materially from those forecasted based upon, among other things, general market conditions and market developments that could adversely affect the growth of the mixed-signal analog market, such as declines in customer forecasts or greater than expected cyclical downturns within the mixed-signal analog segment of the semiconductor market, as well as other risks described in the Company’s Annual Report on Form 10-K for the fiscal year ended June 25, 2005.

– more –

All forward-looking statements included in this news release are made as of the date hereof, based on the information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statement.

Maxim Integrated Products is a leading international supplier of quality analog and mixed-signal products for applications that require real world signal processing.

# # #

Consolidated Balance Sheets

(In thousands)	12/24/2005 (unaudited)	6/25/2005 (unaudited)
Assets
Current assets:
Cash and cash equivalents	$148,466	$185,551
Short-term investments	1,192,930	1,289,141

Total cash, cash equivalents and short-term investments	1,341,396	1,474,692

Accounts receivable, net	221,029	192,345
Inventories	197,772	167,779
Deferred tax assets and other current assets	149,596	138,950

Total current assets	1,909,793	1,973,766

Property, plant and equipment, at cost, less accumulated depreciation	1,017,612	1,001,465
Other assets	29,628	28,840

Total assets	$2,957,033	$3,004,071

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$77,042	$56,266
Accrued expenses	173,574	175,539
Deferred income on shipments to distributors	19,400	20,225
Income taxes payable	52,775	33,173

Total current liabilities	322,791	285,203

Deferred tax liabilities	118,636	134,686

Total liabilities	441,427	419,889

Stockholders’ equity:
Common stock	81,223	134,998
Retained earnings	2,443,976	2,455,714
Accumulated other comprehensive loss	(9,593)	(6,530)

Total stockholders’ equity	2,515,606	2,584,182

Total liabilities and stockholders’ equity	$2,957,033	$3,004,071

Consolidated Statements of Income

(In thousands except per share data)	Three Months Ended 12/24/2005		Six Months Ended 12/25/2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenues	$445,881	$436,061	$870,245	$871,128
Cost of goods sold	141,937	119,437	274,552	239,689

Gross margin	303,944	316,624	595,693	631,439
	68.2%	72.6%	68.5%	72.5%

Operating expenses:
Research and development	116,878	81,035	233,931	160,132
Selling, general and administrative	31,053	25,324	59,918	50,386

Operating income	156,013	210,265	301,844	420,921
	35.0%	48.2%	34.7%	48.3%
Interest income, net	11,236	6,225	22,203	11,954

Income before provision for income taxes	167,249	216,490	324,047	432,875
Provision for income taxes	54,691	71,875	106,121	143,715

Net income	$112,558	$144,615	$217,926	$289,160

Basic earnings per share	$0.35	$0.44	$0.67	$0.89

Shares used in the calculation of basic earnings per share	323,935	325,660	325,832	325,164

Diluted earnings per share	$0.33	$0.42	$0.64	$0.84

Shares used in the calculation of diluted earnings per share	337,429	343,226	340,715	344,051

Dividends declared per share	$0.125	$0.10	$0.225	$0.18

Reconciliation of GAAP

to Non-GAAP Consolidated Balance Sheets

	12/24/2005 (unaudited)			6/25/2005 (unaudited)
(In thousands)	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (2)	Non-GAAP
Assets
Current assets:
Cash and cash equivalents	$148,466	$—	$148,466	$185,551	$—	$185,551
Short-term investments	1,192,930	—	1,192,930	1,289,141	—	1,289,141

Total cash, cash equivalents and short-term investments	1,341,396	—	1,341,396	1,474,692	—	1,474,692

Accounts receivable, net	221,029	—	221,029	192,345	—	192,345
Inventories	197,772	(11,272)	186,500	167,779	—	167,779
Deferred tax assets and other current assets	149,596	—	149,596	138,950	—	138,950

Total current assets	1,909,793	(11,272)	1,898,521	1,973,766	—	1,973,766

Property, plant and equipment, at cost, less accumulated depreciation	1,017,612	—	1,017,612	1,001,465	—	1,001,465
Other assets	29,628	—	29,628	28,840	—	28,840

Total assets	$2,957,033	$(11,272)	$2,945,761	$3,004,071	$—	$3,004,071

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$77,042	$—	$77,042	$56,266	$—	$56,266
Accrued expenses	173,574	(628)	172,946	175,539	—	175,539
Deferred income on shipments to distributors	19,400	—	19,400	20,225	—	20,225
Income taxes payable	52,775	—	52,775	33,173	—	33,173

Total current liabilities	322,791	(628)	322,163	285,203	—	285,203

Deferred tax liabilities	118,636	26,939	145,575	134,686	—	134,686

Total liabilities	441,427	26,311	467,738	419,889	—	419,889

Stockholders’ equity:
Common stock	81,223	(44,023)	37,200	134,998	—	134,998
Retained earnings	2,443,976	6,440	2,450,416	2,455,714	—	2,455,714
Accumulated other comprehensive loss	(9,593)	—	(9,593)	(6,530)	—	(6,530)

Total stockholders’ equity	2,515,606	(37,583)	2,478,023	2,584,182	—	2,584,182

Total liabilities and stockholders’ equity	$2,957,033	$(11,272)	2,945,761	$3,004,071	$—	$3,004,071

(1)	Adjustments consist of stock-based compensation and the related tax effect under FAS 123(R).

FAS 123(R) requires the Company to estimate the cost of all forms of employee stock-based compensation, including employee stock options and awards under our employee stock purchase plan, and to record a commensurate expense (which is subjective in nature) in the income statement. We are showing non-GAAP consolidated balance sheets, which are adjusted to reflect the GAAP results to exclude all stock-based compensation expense as well as the related tax effect. This non-GAAP presentation is given in part to enhance the understanding of the Company’s historical financial performance and comparability between periods in light of a recent change in accounting standards requiring the Company to include stock-based compensation as an expense in its financial statements. In addition, the Company strongly believes that the non-GAAP presentation to exclude stock-based compensation is relevant and useful information that will be widely used by analysts, investors, and other interested parties in the semiconductor industry. Many of the Company's investors have requested that the Company disclose this non-GAAP information because they believe it is useful in understanding the Company’s performance as it excludes a non-cash charge that many investors feel may obscure the Company’s true operating costs. Accordingly, the Company is disclosing this information to permit additional analysis of the Company’s performance. Management uses this non-GAAP presentation to manage and assess the profitability of its business and does not consider stock-based compensation expense, a non-cash charge, in the management of its business. The Company’s non-GAAP presentation might not be the same as similarly titled presentations used by other companies, and it should not be construed as a substitute for GAAP presentations. There are limitations associated with using non-GAAP presentations, including that they exclude financial information that some may consider important in evaluating the Company’s performance.

(2)	As of June 25, 2005, no FAS 123(R) stock-based compensation was recorded.

Reconciliation of GAAP

to Non-GAAP Consolidated Statements of Income

(In thousands except per share data)	Three Months Ended 12/24/2005 (unaudited)			Three Months Ended 12/25/2004 (unaudited)

	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (2)	Non-GAAP
Net revenues	$445,881	$—	$445,881	$436,061	$—	$436,061
Cost of goods sold	141,937	(9,222)	132,715	119,437	—	119,437

Gross margin	303,944	9,222	313,166	316,624	—	316,624
	68.2%		70.2%	72.6%		72.6%

Operating expenses:
Research and development	116,878	(24,324)	92,554	81,035	—	81,035
Selling, general and administrative	31,053	(7,248)	23,805	25,324	—	25,324

Operating income	156,013	40,794	196,807	210,265	—	210,265
	35.0%		44.1%	48.2%		48.2%
Interest income, net	11,236	—	11,236	6,225	—	6,225

Income before provision for income taxes	167,249	40,794	208,043	216,490	—	216,490
Provision for income taxes	54,691	13,340	68,031	71,875	—	71,875

Net income	$112,558	$27,454	$140,012	$144,615	$—	$144,615

Basic earnings per share	$0.35	$0.08	$0.43	$0.44	$—	$0.44

Shares used in the calculation of basic earnings per share	323,935	—	323,935	325,660	—	325,660

Diluted earnings per share	$0.33	$0.08	$0.42	$0.42	$—	$0.42

Shares used in the calculation of diluted earnings per share	337,429	(2,259)	335,170	343,226	—	343,226

Dividends declared per share	$0.125	$—	$0.125	$0.10	$—	$0.10

(1)	Adjustments consist of stock-based compensation, related tax effect, and the impact on the Treasury Stock Method under FAS 123(R).

FAS 123(R) requires the Company to estimate the cost of all forms of employee stock-based compensation, including employee stock options and awards under our employee stock purchase plan, and to record a commensurate expense (which is subjective in nature) in the income statement. We are showing non-GAAP consolidated statements of income, which are adjusted to reflect the GAAP results to exclude all stock-based compensation expense as well as related tax effect. This non-GAAP presentation is given in part to enhance the understanding of the Company’s historical financial performance and comparability between periods in light of a recent change in accounting standards requiring the Company to include stock-based compensation as an expense in its financial statements. In addition, the Company strongly believes that the non-GAAP presentation to exclude stock-based compensation is relevant and useful information that is widely used by analysts, investors, and other interested parties in the semiconductor industry. Many of the Company's investors have requested that the Company disclose this non-GAAP information because they believe it is useful in understanding the Company’s performance as it excludes a non-cash charge that many investors feel may obscure the Company’s true operating costs. Accordingly, the Company is disclosing this information to permit additional analysis of the Company's performance. Management uses this non-GAAP presentation to manage and assess the profitability of its business and does not consider stock-based compensation expense, a non-cash charge, in the management of its business. The Company’s non-GAAP presentation might not be the same as similarly titled presentations used by other companies, and it should not be construed as a substitute for GAAP presentations. There are limitations associated with using non-GAAP presentations, including that they exclude financial information that some may consider important in evaluating the Company’s performance.

(2)	For the three months ended December 25, 2004, no FAS 123(R) stock-based compensation was recorded.

Reconciliation of GAAP to Non-GAAP

Consolidated Statements of Income

(In thousands except per share data)	Three Months Ended 9/24/2005 (unaudited)
	GAAP	Adjustments (1)	Non-GAAP
Net revenues	$424,364	$—	$424,364
Cost of goods sold	132,615	(10,454)	122,161

Gross margin	291,749	10,454	302,203
	68.7%		71.2%

Operating expenses:
Research and development	117,053	(26,478)	90,575
Selling, general and administrative	28,865	(4,527)	24,338

Operating income	145,831	41,459	187,290
	34.4%		44.1%
Interest income, net	10,967	—	10,967

Income before provision for income taxes	156,798	41,459	198,257
Provision for income taxes	51,430	13,599	65,029

Net income	$105,368	$27,860	$133,228

Basic earnings per share	$0.32	$0.08	$0.41

Shares used in the calculation of basic earnings per share	327,959	—	327,959

Diluted earnings per share	$0.31	$0.08	$0.39

Shares used in the calculation of diluted earnings per share	344,860	(2,218)	342,642

Dividends declared per share	$0.10	$—	$0.10

(1)	Adjustments consist of stock-based compensation, related tax effect, and the impact on the Treasury Stock Method under FAS 123(R).

FAS 123(R) requires the Company to estimate the cost of all forms of employee stock-based compensation, including employee stock options and awards under our employee stock purchase plan, and to record a commensurate expense (which is subjective in nature) in the income statement. We are showing non-GAAP consolidated statements of income, which are adjusted to reflect the GAAP results to exclude all stock-based compensation expense as well as the related tax effect. This non-GAAP presentation is given in part to enhance the understanding of the Company’s historical financial performance and comparability between periods in light of a recent change in accounting standards requiring the Company to include stock-based compensation as an expense in its financial statements. In addition, the Company strongly believes that the non-GAAP presentation to exclude stock-based compensation is relevant and useful information that is widely used by analysts, investors, and other interested parties in the semiconductor industry. Many of the Company's investors have requested that the Company disclose this non-GAAP information because they believe it is useful in understanding the Company’s performance as it excludes a non-cash charge that many investors feel may obscure the Company’s true operating costs. Accordingly, the Company is disclosing this information to permit additional analysis of the Company's performance. Management uses these non-GAAP measures to manage and assess the profitability of its business and does not consider stock-based compensation expense, a non-cash charge, in the management of its business. The Company’s non-GAAP presentation might not be the same as similarly titled presentations used by other companies, and it should not be construed as a substitute for GAAP presentations. There are limitations associated with using non-GAAP presentations, including that they exclude financial information that some may consider important in evaluating the Company’s performance.